

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Eric Kash
Chief Executive Officer
PSI Corporation
7222 Commerce Center Drive, Suite 210
Colorado Springs, CO 80919

      Re: **PSI Corporation**
            Item 4.01 Form 8-K
            Filed October 29, 2010
            File No. 0-20317

Dear Mr. Kash:

      We have completed our review of your filing and do not have any further comments at this time.

                           Sincerely,

                           William H. Thompson
                           Accounting Branch Chief